FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of May
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

HANG SENG BANK
FIRST INTERIM DIVIDEND FOR 2014

The Board of Directors of Hang Seng Bank Limited (the 'Bank') today declared a first interim dividend in respect of the year ending 31 December 2014 of HK$1.10 per share, which will be payable on Friday, 6 June 2014, to shareholders whose names appear on the Register of Shareholders of the Bank on Thursday, 22 May 2014.

The dividend as declared should not be taken as an indication of the level of profit or dividend for the full year of the Bank.

Register of Shareholders
The Register of Shareholders of the Bank will be closed for one day on Thursday, 22 May 2014, during which no transfer of shares can be registered. To qualify for the first interim dividend for 2014, all transfers, accompanied by the relevant share certificates, must be lodged with the Bank's registrar, Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, for registration not later than 4:30pm on Wednesday, 21 May 2014. Shares of the Bank will be traded ex-dividend as from Tuesday, 20 May 2014.

Results for First Half of 2014
The results of the Bank for the first half of 2014 are expected to be announced on 4 August 2014.

Directors
As at the date hereof, the Board of Directors of the Bank comprises Dr Raymond K F Ch'ien* (Chairman), Ms Rose W M Lee (Vice-Chairman and Chief Executive), Dr John C C Chan*, Mr Nixon L S Chan, Dr Marvin K T Cheung*, Ms L Y Chiang*, Mr Andrew H C Fung, Dr Fred Zuliu Hu*, Ms Sarah C Legg#, Dr Eric K C Li*, Dr Vincent H S Lo#, Mr Kenneth S Y Ng#, Mr Richard Y S Tang*, Mr Peter T S Wong# and Mr Michael W K Wu*.

* Independent Non-executive Directors
# Non-executive Directors

By Order of the Board
C C Li
Secretary

Hong Kong, 7 May 2014

Note to editors:

HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from over 6,300 offices in over 75 countries and territories in Europe, Asia, North and Latin America, and the Middle East and North Africa. With assets of US$2,758bn at 31 March 2014, HSBC is one of the world's largest banking and financial services organisations.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                       Name: Ben J S Mathews

                                                                                                 Title: Group Company Secretary

                                                                                Date: 07 May 2014